SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

PACCAR Inc

(Exact name of registrant as specified in its charter)

Delaware	001-14817	91-0351110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

777 106th Avenue NE, Bellevue, WA 98004

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (425) 468-7400

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of PACCAR Inc’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

A copy of this Form SD and attached Conflict Minerals Report is available at https://investors.paccar.com/financials/sec-filings/default.aspx. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report is filed as Exhibit 1.01 hereto and is incorporated herein by reference.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACCAR Inc

Date: May 29, 2024	By:	/s/ M. K. Walton
M. K. Walton
Vice President and General Counsel